Filed by Vascular Biogenics Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vascular Biogenics Ltd.

Commission File No.: 001-36581

Date: October 4, 2023

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 22, 2023, among Vascular Biogenics Ltd., an Israeli corporation (“VBL”), Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Vibrant (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Notable will be merged with and into Merger Sub (the “Merger”), with Notable continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of VBL.

On October 4, 2023, VBL published the following communication:

VBL Therapeutics Reminds Shareholders to Vote in the Upcoming Annual and Special Shareholder Meeting

October 4, 2023

Shareholders of record as of September 5, 2023 are eligible to vote at the VBL Shareholder Meeting on October 12, 2023

MODI’IN, Israel and NEW YORK, Oct. 04, 2023 (GLOBE NEWSWIRE) – VBL Therapeutics (Nasdaq: VBLT) (“VBL”), reminds its shareholders to vote in favor of the previously announced proposed merger (the “Merger”) with Notable Labs (“Notable”) at the annual and special meeting (the “Meeting”) for shareholders of record as of September 5, 2023. All VBL shareholders, regardless of number of ordinary shares, nominal value of NIS 0.01 (“VBL Ordinary Shares”) held, are encouraged to vote “FOR” the Merger and related proposals described in the definitive proxy statement/prospectus/information statement previously filed by VBL with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Meeting.

If the relevant proposals at the Meeting are approved, the parties anticipate that the Merger will close within a few days thereafter, subject to the satisfaction of all other closing conditions. VBL Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “VBLT”. After completion of the Merger, VBL is expected to be renamed “Notable Labs, Ltd.” and trade on The Nasdaq Capital Market under the symbol “NTBL”.

The Meeting will take place on October 12, 2023, at 8:00 a.m. ET (3:00 p.m. Israel time) and will be held:

●	at VBL’s offices at 8 HaSatat St. Modi’in, Israel, and
●	in virtual format via live audio webcast accessible via a unique access link shareholders will receive upon registering to attend the Meeting.

At the Meeting, VBL will ask its shareholders to vote FOR a series of 11 proposals in connection with the Merger that are described in the accompanying proxy statement/prospectus/information statement dated September 5, 2023 that can be found here, as supplemented on September 18, 2023 and on October 2, 2023.

If you have questions about the Merger, including the procedures for voting your shares, please contact:

Mediant

200 Regency Forest Drive, Suite 200

Cary, NC 27518

Stockholders may call toll-free: 866-551-3850

Banks and Brokers may call collect: 919-809-6675

THE VBL BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED IN THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, VBL AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE VBL BOARD OF DIRECTORS RECOMMENDS THAT VBL SHAREHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

After careful consideration, each of the VBL and Notable boards of directors has approved the Merger Agreement and Merger and related Agreement and Plan of Merger, dated February 22, 2023 (the “Merger Agreement”).

Your vote is important.

Even if you plan to attend the Meeting via live audio webcast, VBL requests that you sign and return your proxy to ensure that your shares will be represented at the Meeting if you are unable to attend.

Additional Information about the Proposed Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between VBL and Notable. In connection with the proposed merger transaction, VBL has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that VBL may file with the SEC and or send to VBL’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF VBL ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VBL, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders can obtain free copies of the Form S-4, the Proxy Statement and other documents filed by VBL with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by VBL with the SEC also available free of charge on VBL’s website at www.vblrx.com, or by contacting VBL’s Investor Relations at ir@vblrx.com. VBL, Notable and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from VBL’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of VBL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 14, 2023, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (Nasdaq: VBLT), is a biopharmaceutical company that has historically focused on developing targeted therapies for immune-inflammatory diseases and cancer. VBL’s goal has been to provide differentiated targeted therapeutics to address the underlying cause of diseases where treatment options are limited. VBL’s sole product candidate, VB-601, is a targeted antibody for immune-inflammatory applications that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis, non-alcoholic steatohepatitis and inflammatory bowel disease. VBL has entered into a definitive merger agreement with Notable Labs, Inc., which is expected to close in October 2023, subject to shareholder approvals. VBL has also entered into an asset purchase agreement with ImmuneWalk Therapeutics (“ImmuneWalk”), an assignee of Wellbeing Group Ltd., to monetize VB-601, which is subject to a non-binding shareholder advisory vote at the Meeting. To learn more about VBL, please visit vblrx.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger; the proposed sale of VB-601 to ImmuneWalk; future operations and goals of the combined company; the potential benefits of any product candidates or platform technologies of the combined company; and other statements that are not historical fact. All statements other than statements of historical fact contained in this press release are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond VBL’s control. VBL’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of VBL and Notable to consummate the proposed merger; (iii) risks related to VBL’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (v) the risk that as a result of adjustments to the exchange ratio, VBL shareholders and Notable stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of VBL’s ordinary shares relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (ix) the uncertainties associated with Notable’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; (xiv) risks associated with the possible failure to receive a favorable advisory vote from VBL’s shareholders on the sale of VB-601 to ImmuneWalk, including closing such sale; and (xv) risks associated with VBL’s loss of “foreign private issuer” status, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in VBL Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 14, 2023, and in other filings that VBL makes and will make with the SEC in connection with the proposed merger, including the Proxy Statement described above under “Additional Information about the Proposed Merger and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. VBL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:

Daniel Ferry
LifeSci Advisors
+1 (617) 430-7576
daniel@lifesciadvisors.com